January 17, 2014
QMM: NYSE MKT
QTA: TSX VENTURE
NR-03-14

QUATERRA TO VOLUNTARILY DELIST FROM THE NYSE
AND APPLY TO TRANSFER TO OTCQX MARKETPLACE

Common shares will continue to trade on TSX Venture Exchange

VANCOUVER, B.C.—Quaterra Resources Inc. (“Quaterra” or the “Company”) today announced its intention to voluntarily delist its common shares from the NYSE MKT (the “Exchange”). The Company’s shares will continue to trade on the TSX Venture Exchange (“TSXV”) and the Company is applying to have its common shares traded on the OTCQX quotation system operated by the OTC Markets Group once the delisting from the NYSE MKT comes into effect. Scarsdale Equities LLC will act as the Company’s Principal American Liaison (“PAL”), responsible for providing guidance on OTCQX requirements.

The OTCQX is the OTC’s highest tier reserved for companies that meet financial standards, undergo management reviews and provide timely news and disclosures to investors. The Company believes trading on the OTCQX will offer benefits similar to a traditional exchange listing with major institutional investor participation, transparency and strong liquidity.

On January 15, 2014, the NYSE MKT verbally advised Quaterra that its submissions in support of the extension of time to become compliant with certain continued listing standards in Part 10 of the NYSE MKT Company Guide have not been accepted.

After careful consideration the Company has decided voluntarily to delist its shares from trading on the NYSE MKT after coming to the conclusion that the disadvantages of maintaining a listing on the Exchange outweigh the benefits to Quaterra and its shareholders. Among the factors considered were the expense of the appeal process and compliance plan and a lack of certainty that Quaterra could achieve a plan acceptable to the Exchange; the ongoing costs and expenses, both, direct and indirect, associated with having Quaterra’s common stock listed on the Exchange; and the general tone of the resource sector.

As previously announced, Quaterra received a notice from the NYSE MKT on June 6, 2013, that it was not in compliance with certain continued listing requirements of the Exchange (please see release dated June 13, 2013, for details). Quaterra was given until July 8, 2013, to submit a plan addressing how it intended to regain compliance. In August 2013, the NYSE MKT notified the Company it had accepted the Company’s plan and granted an extension until October 2013 for Quaterra to regain compliance (August 8, 2103 release). On October 31, 2013, the Company was given a further extension until January 15, 2014 (November 6, 2013 release). On January 15, 2014, the Exchange was informed by the Company of its intention to file a voluntary delisting application.

To be disclosed in a notice to the NYSE MKT, Quaterra expects to file a notification of intent for removal from listing on the NYSE MKT on Form 25 with the SEC on or about January 21, 2014. Form 25 will then be filed on or about January 27, 2014. The withdrawal of the shares from listing should be effective 12 days after the filing of the notice. Accordingly, the Company anticipates that the last day of trading for the Shares on the NYSE MKT will be on or about February 7, 2014. Following delisting of the Shares, Quaterra will continue to file or furnish reports with the SEC. Immediately after delisting from NYSE MKT the Company’s common shares will be traded on the OTC trading system.

The delisting of the Shares from the NYSE MKT will not affect the listing of the Shares on the TSX Venture Exchange and the shares will continue to trade on the TSXV after the NYSE MKT delisting becomes effective. Quaterra will comply with, and continue to be subject to, the federal laws of Canada, the jurisdiction in which Quaterra is incorporated, as well as Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the TSXV.

About Quaterra Resources, Inc.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration and development company with a successful track record of making significant mineral discoveries in North America. The Company’s primary objective is the advancement of its flagship projects in the Yerington copper district, Nevada. The monetization of non-core assets is in progress to accelerate this effort.

On behalf of the Board of Directors,

Mr. Scott Hean, CFO
Quaterra Resources Inc.

For more information please contact:
Mr. Scott Hean, CFO, Quaterra Resources Inc.
(604) 641-2747

For information on trading Quaterra stock on the OTC please contact:
Christopher Thunen
Scarsdale Equities LLC
(415) 975-4305

Disclosure note:

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info